Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

March 25, 2014

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2013

Filed October 28, 2013

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (“the Company”) submits the following correspondence in response to the Staff’s request on March 24, 2014 to provide the explanatory disclosure of the correction to the classification of changes in the balance of documentary letters of credit in its statement of cash flows for the six months ended February 28, 2013 that will be included in Note 1, Accounting Policies, of the Company’s Form 10-Q for the quarter ended February 28, 2014. A similar disclosure for the nine months ended May 31, 2013 will be included in Note 1, Accounting Policies, of the Company’s Form 10-Q for the quarter ended May 31, 2014.

“In the accompanying consolidated statement of cash flows for the six months ended February 28, 2013, the Company corrected the classification of $25.5 million of changes in certain documentary letters of credit from cash flows used by operating activities to cash flows used by financing activities, which decreased cash flows used by operating activities and increased cash flows used by financing activities for that period. The Company considers accounts payable – documentary letters of credit a short-term financing activity and accordingly made this correction in order to properly present the changes in these certain documentary letters of credit as a financing activity in the consolidated statement of cash flows allowing users of its financial statements to better understand the level at which the Company uses documentary letters of credit. This correction did not have an impact on the Company’s consolidated results of operations, earnings per share, balance sheet or net cash flows used by investing activities in the consolidated statement of cash flows for the six months ended February 28, 2013.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

March 25, 2014

Please contact the undersigned at (972) 308-5199 or Adam R. Hickey at (972) 308-4317 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Paul K. Kirkpatrick, Vice President, General Counsel and Corporate Secretary

Adam R. Hickey, Vice President and Controller

Audit Committee of Board of Directors

Paul L. Choi, Sidley Austin LLP

Gwen Mitchell, Deloitte & Touche LLP